                                                                    EXHIBIT 12.1

                  AT&T WIRELESS SERVICES INC., AND SUBSIDIARIES
                COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                              (DOLLARS IN MILLIONS)


                                                                           Year Ended December 31,
                                                         ------------------------------------------------------------
                                                           2001         2000         1999         1998         1997
                                                         --------     --------     --------     --------     --------
Pre-tax income (loss) from continuing operations
   before minority interest adjustment and equity
   investee income (loss)                                $    563     $    659     $   (600)    $    216     $    108

Add: Fixed charges:
   Interest expensed and capitalized                          527          208          224          195          178
   Portions of rental expense representing interest           146           87           66           57           47
   Pre-tax dividends on preferred stock held by AT&T          124          210           91           91           91
                                                         --------     --------     --------     --------     --------
Total Fixed charges and preferred stock dividends (B)         797          505          381          343          316

Add: Distributed income of equity investees                   431          198          232          233          221
Less: Capitalized interest                                   (141)        (123)         (88)         (75)        (178)
                                                         --------     --------     --------     --------     --------

Pre-tax income (loss) from continuing operations
   before minority interest adjustment, undistributed
   equity investee income (loss), and fixed charges
   and preferred stock dividends  (A)                    $  1,650     $  1,239     $    (75)    $    717     $    467
                                                         --------     --------     --------     --------     --------

Ratio of Earnings to Fixed Charges* (A)/(B)                   2.1          2.5         (0.2)         2.1          1.5
                                                         ========     ========     ========     ========     ========
                                                                                         **

* AT&T Wireless Services' ratio of earnings to combined fixed charges and preferred stock dividends is the same as its ratio of earnings to fixed charges for all periods presented. Therefore, the calculation of the ratio of earnings to combined fixed charges and preferred stock dividends is not separately presented.

** Due primarily to the asset impairment and restructuring charges recorded in 1999, earnings were not sufficient to cover fixed charges and preferred stock dividends for the year ended December 31, 1999. Additional earnings of $455 million would be required to obtain a ratio of earnings to combined fixed charges of 1:1 for the year ended December 31, 1999.